UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126654102

(CUSIP Number)

Michael Joseph Mona, Jr.

2688 South Rainbow Boulevard, Suite B

Las Vegas, Nevada 89146

(866) 290-2157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126654102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Joseph Mona, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,500,000
	8.	SHARED VOTING POWER 3,000,000
	9.	SOLE DISPOSITIVE POWER 8,500,000
	10.	SHARED DISPOSITIVE POWER 3,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 102,162,563 shares of common stock outstanding as of June 14, 2018, based on 90,662,563 shares of common stock outstanding as of June 8, 2018, as reported in the Issuer’s preliminary Proxy Statement on Schedule 14A filed on June 8, 2018, and assuming the exercise of 11,500,000 stock options to purchase shares of common stock of the Issuer by the Reporting Person.

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (“SEC”) on February 12, 2016, as amended by that certain Amendment No. 1 filed by the Reporting Person with the SEC on October 18, 2016 (collectively, the “Statement”). This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CV Sciences, Inc., formerly CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) This Statement is filed on behalf of Mr. Michael J. Mona, Jr., a natural person (the “Reporting Person”).

(b) The Reporting Person’s business address is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

(c) The Reporting Person is the Founder Emeritus of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws. As previously disclosed by the Issuer in its periodic reports, on June 15, 2017, the SEC filed an enforcement action against the Issuer and the Reporting Person. The complaint in the enforcement action sought disgorgement of a $10,000 bonus paid to the Reporting Person by the Issuer as well as other incentive-based and equity-based compensation, and payment of unspecified monetary penalties by the Issuer and the Reporting Person pursuant to Section 304 of the Sarbanes Oxley Act of 2002 and Section 21(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Further, the complaint sought to permanently bar the Reporting Person from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act. As set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on June 5, 2018, effective May 31, 2018, the Issuer entered into a binding settlement agreement with the SEC to fully and finally resolve all claims and matters related to the SEC enforcement action against the Issuer. The Reporting Person concurrently settled all claims brought against him personally in the SEC matter and agreed to an order (i) including a prohibition from service as an officer or director of a publicly-held company for five (5) years, (b) including payment of a penalty in the amount of $50,000 and (c) enjoining the Reporting Person from violations of Sections 10(b) and 13(b)(5) of the Exchange Act. As part of the settlement, neither the Issuer nor the Reporting Person admitted or denied any wrongdoing.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended to add the following paragraphs:

As set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2017 (the “March 2017 8-K”), the terms of the July 2016 Option were subsequently amended. Pursuant to such amendment, the second, third and fourth milestones related to the vesting of the July 2016 Option were superseded and replaced by the Vesting Milestones (defined below), with one-third (1/3) of the remaining option shares subject to the July 2016 Option vesting upon achievement of each of the Vesting Milestones. On October 16, 2016, the first performance criterion was met resulting in vesting of the July 2016 Option as to 1,500,000 shares. On July 14, 2017, the second performance criterion was met resulting in vesting of the July 2016 Option as to an additional 1,500,000 shares, which, together with the vesting of 1,250,000 of the Additional March 2017 Options (as defined below) shares, triggered the requirement to file this Amendment. As of the date of this Statement, 3,000,000 of the July 2016 Option shares have vested. Specifically, as of July 14, 2017, the Reporting Person beneficially owned 10.5% of the class of Common Stock of the Issuer. This calculation assumes that 99,401,086 shares of common stock were outstanding as of July 14, 2017, based on 88,951,086 shares of common stock outstanding as of May 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on May 26, 2017, and including the additional 10,450,000 option shares held by the Reporting Person which had vested as of July 14, 2017 (including pursuant to the Additional March 2017 Option discussed below).

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On March 15, 2017, the disinterested members of the Board of Directors of the Issuer (the “Board”) granted the Reporting Person a stock option to purchase 200,000 shares of Common Stock under the Issuer’s Amended and Restated 2013 Equity Incentive Plan (the “March 2017 Option”). The March 2017 Option has a term of ten (10) years, is durational-based, was fully-vested on the grant date and has an exercise price equal to the fair market value of the Issuer’s Common Stock at the time of grant, or $0.38 per share. As of the date of this Statement, 100% of the March 2017 Option shares have vested.

Also in March 2017, the disinterested members of the Board approved a performance-based stock option grant to purchase 5,000,000 shares of the Issuer’s common stock to the Reporting Person, which were not granted under the Issuer’s Amended and Restated 2013 Equity Incentive Plan (the “Additional March 2017 Option”). The Additional March 2017 Option has an exercise price equal to the fair market value of the Issuer’s common stock on the date of grant, or $0.38 per share, and has a term of ten (10) years. The Additional March 2017 Option is performance-based, and vests and becomes exercisable upon the completion of each of three defined option performance conditions as follows (the “Vesting Milestones”):

(i) 25% of the stock options vest when the Issuer has final meeting minutes from a pre-investigational new drug application (“IND”) meeting as authorized by the U.S. Food and Drug Administration for a drug development program utilizing Cannabidiol (“CBD”) as the active pharmaceutical ingredient;

(ii) 25% of the stock options vest when the Issuer is granted an IND; and

(iii) 50% of the stock options vest when the Issuer commences its first human dosing under the IND.

Vesting shall accelerate upon a sale of the Issuer or change in control.

On July 14, 2017, the first performance criterion was met resulting in vesting of the Additional March 2017 Option as to 1,250,000 shares. As of the date of this Statement, 1,250,000 of the Additional March 2017 Option shares have vested.

On March 20, 2018, the Compensation Committee of the Board granted the Reporting Person an option to purchase 1,050,000 shares of Common Stock under the Issuer’s Amended and Restated 2013 Equity Incentive Plan (the “March 2018 Option”). The March 2018 Option has a term of ten (10) years, is durational based, was fully vested on the grant date and has an exercise price equal to the fair market value of the Issuer’s Common Stock at the time of grant, or $0.40. As of the date of this Statement, 100% of the March 2018 Option shares have vested.

On June 8, 2018, the Compensation Committee of the Board granted the Reporting Person 2,950,000 stock-settled restricted stock units under the Issuer’s Amended and Restated 2013 Equity Incentive Plan (the “RSUs”). The RSU’s have a term of ten (10) years, are durational based, with 983,323 RSU’s vesting on June 8, 2019 and the remaining RSU’s vesting in twenty-four (24) equal monthly increments. Vesting shall accelerate upon a sale of the Issuer or change of control. As of the date of this Statement, none of the RSUs have vested.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)       The responses of the Reporting Person to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Person may be deemed to beneficially own an aggregate of 11,500,000 unexercised stock options to purchase shares of Common Stock, which constitutes 11.3% of the shares of Common Stock outstanding. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 102,162,563 shares of common stock were outstanding as of June 14, 2018, based on 102,162,563 shares of common stock outstanding as of June 8, 2018, as reported in the Issuer’s preliminary Proxy Statement on Schedule 14A filed on June 8, 2018, and assuming the exercise of the 11,500,000 stock options to purchase shares of Common Stock of the Issuer by the Reporting Person.

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Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

(b)       The responses of the Reporting Person to Rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference. The Reporting Person has sole voting power and sole dispositive power with respect to 8,500,000 shares of Common Stock. The Reporting Person and his ex-spouse, Ms. Rhonda Mona, have shared voting power and shared dispositive power with respect to 3,000,000 shares of Common Stock. As stated in Item 3 above, pursuant to the Decree, the Court awarded 3,000,000 shares of the December 2014 Option to Ms. Mona. Pursuant to the Plan the stock options to purchase shares of Common Stock granted under the Plan may not be transferred, however, pursuant to the Decree the Reporting Person believes that Ms. Mona has shared beneficial ownership of 3,000,000 of the shares of Common Stock that would be acquired upon exercise of the December 2014 Option. The business address for Ms. Mona is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146. Ms. Mona is currently unemployed and is a United States citizen. During the past five years, Ms. Mona has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following exhibits:

Exhibit 6	Amendment dated March 16, 2017 to Non-Qualified Stock Option Agreement, dated July 6, 2016 (incorporated by reference from Exhibit 10.7 to our Quarter Report on Form 10-Q filed on May 9, 2017).
Exhibit 7	CV Sciences, Inc. Non-Qualified Stock Option Agreement, dated March 15, 2017.
Exhibit 8	CV Sciences, Inc. Non-Qualified Stock Option Agreement, dated March 15, 2017 (incorporated by reference from Exhibit 10.10 to our Quarter Report on Form 10-Q filed on May 9, 2017).
Exhibit 9	CV Sciences, Inc. Non-Qualified Stock Option Agreement, dated March 20, 2018.
Exhibit 10	CV Sciences, Inc. Restricted Stock Unit Award Agreement, dated June 8, 2018.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2018

/s/ Michael J. Mona, Jr. Michael J. Mona, Jr.

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Exhibit 7

CV Sciences, Inc.
Stock Option Grant Notice
Amended and Restated 2013 Equity Incentive Plan

FOR GOOD AND VALUABLE CONSIDERATION, CV Sciences, Inc. (the “Company”) hereby grants to the Optionee named below, a stock option (the “Option”) to purchase any part or all of the specified number of shares of its Common Stock (“Option Shares”), upon the terms and subject to the conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), at the specified purchase price per share without commission or other charge. The Option is granted pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement (the “Option Agreement”), promulgated under the Plan and in effect as of the date of this Grant Notice.

Optionee:	Michael Mona, Jr.
Date of Grant:	March 15, 2017
Vesting Commencement Date:	March 15, 2017
Number of Option Shares:	200,000
Exercise Price (Per Share):	$0.38
Total Exercise Price:	$76,000
Expiration Date:	Ten years after Date of Grant

Type of Grant:	☒ Incentive Stock Option[1]	☐ Nonstatutory Stock Option

Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

Vesting Schedule: The Option Shares are fully vested as of the Vesting Commencement Date.

Payment:        By one or a combination of the following items (described in the Plan):

☒	By cash or check
☐	By net exercise, if the Company has established procedures for net exercise

Additional Terms/Acknowledgements: The undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement, and the Plan.

[Remainder of Page Intentionally Left Blank]

____________________________________________

1 If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

Exhibit 7-1

Further, by their signatures below, the Company and the Optionee agree that the Option is governed by this Grant Notice and by the provisions of the Plan and Option Agreement, both of which are attached to and made a part of this Grant Notice. Optionee acknowledges receipt of copies of the Plan and the Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions. Optionee further acknowledges that, as of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject, with the exception of options previously granted under the Plan.

CV Sciences, Inc. By: /s/ Joseph Dowling Joseph Dowling, Chief Financial Officer Date: March 15, 2017	Optionee: Michael Mona, Jr. /s/ Michael Mona, Jr. Signature Date: March 15, 2017

Attachments:	(I) Option Agreement; (II) Amended and Restated 2013 Equity Incentive Plan; and (III) Notice of Exercise

Exhibit 7-2

Attachment I

Option Agreement

Incorporated by reference from an exhibit to the Issuer’s Form S-8 filed on October 6, 2014.

Exhibit 7-3

Attachment II

Amended and Restated 2013 Equity Incentive Plan

Incorporated by reference from an appendix to the Issuer’s definitive Proxy Statement on Schedule 14A filed on September 13, 2016.

Exhibit 7-4

Attachment III

Notice Of Exercise

CV Sciences, Inc.

2688 South Rainbow Blvd.

Suite B

Las Vegas, Nevada 89146

Date of Exercise: _______________

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☒	Nonstatutory ☐

Stock option dated:	_______________	_______________

Number of shares as to which option is exercised:	_______________	_______________

Certificates to be issued in name of:	_______________	_______________

Total exercise price:	$______________	$______________

Cash or check payment delivered herewith:	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Amended and Restated 2013 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock (the “Shares”) issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

I acknowledge that all certificates representing any of the Shares subject to the provisions of the Option shall have endorsed thereon appropriate legends reflecting restrictions pursuant to the Option Agreement, the Company’s Certificate of Incorporation, Bylaws and/or applicable securities laws.

Very truly yours, ______________________________

Exhibit 7-5

Exhibit 9

CV Sciences, Inc.
Stock Option Grant Notice
Amended and Restated 2013 Equity Incentive Plan

FOR GOOD AND VALUABLE CONSIDERATION, CV Sciences, Inc. (the “Company”), hereby grants to the Optionee named below, a stock option (the “Option”) to purchase any part or all of the specified number of shares of its Common Stock (“Option Shares”), upon the terms and subject to the conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), at the specified purchase price per share without commission or other charge. The Option is granted pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement (the “Option Agreement”), promulgated under the Plan and in effect as of the date of this Grant Notice.

Optionee:	Michael Mona, Jr.
Date of Grant:	March 20, 2018
Vesting Commencement Date:	January 1, 2018
Number of Option Shares :	1,050,000
Exercise Price (Per Share):	$0.40
Total Exercise Price:	$420,000
Expiration Date:	Ten years after Date of Grant

1.	Type of Grant:	☒ Incentive Stock Option[1]	☐ Nonstatutory Stock Option

2.	Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

3.	Vesting Schedule: The Option Shares are fully vested on the Date of Grant.

4.	Payment: By one or a combination of the following items (described in the Plan):

☒	By cash or check
☐	By net exercise, if the Company has established procedures for net exercise

5.                Additional Terms/Acknowledgements: The undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement, and the Plan.

[signature page follows]

____________

1 If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

Exhibit 9-1

Further, by their signatures below, the Company and the Optionee agree that the Option is governed by this Grant Notice and by the provisions of the Plan and Option Agreement, both of which are attached to and made a part of this Grant Notice. Optionee acknowledges receipt of copies of the Plan and the Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions. Optionee further acknowledges that, as of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject, with the exception of options previously granted under the Plan.

CV Sciences, Inc. By: /s/ Joseph Dowling Joseph Dowling, Chief Financial Officer Date: March 20, 2018	Optionee: Michael Mona, Jr. /s/ Michael Mona, Jr. Signature Date: March 20, 2018

Attachments:	(I) Option Agreement; (II) Amended and Restated 2013 Equity Incentive Plan; and (III) Notice of Exercise

Exhibit 9-2

Attachment I

Option Agreement

Incorporated by reference from an exhibit to the Issuer’s Form S-8 filed on October 6, 2014.

Exhibit 9-3

Attachment II

Amended and Restated 2013 Equity Incentive Plan

Incorporated by reference from an appendix to the Issuer’s definitive Proxy Statement on Schedule 14A filed on May 26, 2017.

Exhibit 9-4

Attachment III

Notice Of Exercise

CV Sciences, Inc.

2688 South Rainbow Blvd.

Suite B

Las Vegas, Nevada 89146

Date of Exercise: _______________

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☒	Nonstatutory ☐

Stock option dated:	_______________	_______________

Number of shares as to which option is exercised:	_______________	_______________

Certificates to be issued in name of:	_______________	_______________

Total exercise price:	$______________	$______________

Cash or check payment delivered herewith:	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Amended and Restated 2013 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock (the “Shares”) issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

I acknowledge that all certificates representing any of the Shares subject to the provisions of the Option shall have endorsed thereon appropriate legends reflecting restrictions pursuant to the Option Agreement, the Company’s Certificate of Incorporation, Bylaws and/or applicable securities laws.

Very truly yours, _____________________________

Exhibit 9-5

Exhibit 10

CV SCIENCES, INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (the “Agreement”), dated as of June 8, 2018 (the “Date of Grant”), is made by and between CV Sciences, Inc., a Delaware corporation (the “Company”), and Michael Mona, Jr. (the “Grantee”). Unless otherwise provided, capitalized terms shall have the meanings given in Section 3.

1.               Grant of Restricted Stock Unit Award

(a)             Grant of Restricted Stock Units. The Company hereby grants to the Grantee Two Million Nine Hundred Fifty Thousand (2,950,000) Restricted Stock Units (the “Award”) which shall be settled in shares of the Company’s Common Stock (“Shares”) on the terms and conditions set forth in this Agreement. Grantee has instructed the Company to issue the Award in the following denominations to the following recipients, on Grantee’s behalf:

(b)             Dividends. If and whenever any cash dividends are declared on the Shares, on the date such dividend is paid, the Company will credit to Grantee a number of additional Restricted Stock Units equal to the result of dividing (i) the product of the total number of Restricted Stock Units credited to Grantee on the record date for such dividend (other than previously settled or forfeited Restricted Stock Units) multiplied by the per Share amount of such dividend, by (ii) the Fair Market Value of one Share on the record date for such dividend. The additional Restricted Stock Units shall be or become vested to the same extent as the Restricted Stock Units that resulted in the crediting of such additional Restricted Stock Units.

(c)             Other Adjustments. If and whenever the Company declares and pays a dividend or distribution on the Shares in the form of additional shares, or there occurs a forward split of Shares, then a number of additional Restricted Units shall be credited to Grantee as of the payment date for such dividend or distribution or forward split equal to (i) the total number of Restricted Stock Units credited to Grantee on the record date for such dividend or distribution or split (other than previously settled or forfeited Restricted Stock Units), multiplied by (ii) the number of additional Shares actually paid as a dividend or distribution or issued in such split in respect of each outstanding Share. The additional Restricted Stock Units shall be or become vested to the same extent as the Restricted Stock Units that resulted in the crediting of such additional Restricted Stock Units.

2.               Terms and Conditions of Award

The grant of Restricted Stock Units provided in Section 1 shall be subject to the following additional terms, conditions and restrictions:

(a)             Limitations on Rights Associated with Units. The Restricted Stock Units are bookkeeping entries only. The Grantee shall have no rights as a stockholder of the Company, no dividend rights and no voting rights with respect to the Restricted Stock Units.

(b)             Restrictions. Restricted Stock Units and any interest therein, may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, during the Restricted Unit Period. Any attempt to dispose of any Restricted Stock Units in contravention of the above restriction shall be null and void and without effect.

(c)             Lapse of Restrictions. Subject to Sections 2(e) and 2(f) below, the Restricted Stock Units shall vest and become non-forfeitable as follows:

(i)              983,323 Restricted Stock Units shall be vested on the one year anniversary of the Date of Grant (the “Initial Award”); and

(ii)            The remaining Restricted Stock Units shall vest in twenty-four (24) equal monthly increments thereafter, provided there has not been a termination of Grantee’s service to the Company as of each such date.

(d)             Timing and Manner of Payment of Restricted Stock Units. Any Restricted Stock Units subject to the Award that become non-forfeitable shall be paid within ten (10) business days after the date any Restricted Stock Units subject to the Award become non-forfeitable (the “Payment Date”). Such Restricted Stock Units shall be paid by the Company delivering to the Grantee a number of Shares equal to the number of Restricted Stock Units that become non-forfeitable upon that Payment Date. The Company shall issue the Shares either (i) in certificate form or (ii) in book entry form, registered in the name of the Grantee. Delivery of any certificates will be made to the Grantee’s last address reflected on the books of the Company and its Subsidiaries unless the Company is otherwise instructed in writing. Neither the Grantee nor any of the Grantee’s successors, heirs, assigns or personal representatives shall have any further rights or interests in any Restricted Stock Units that are so paid. Notwithstanding anything herein to the contrary, the delivery of Shares shall be delayed in the event the Company reasonably anticipates that the issuance of Shares would constitute a violation of federal securities laws or other Applicable Law. If the delivery of Shares is delayed by the provisions of this Section 2(d), the delivery of Shares shall occur at the earliest date at which the Company reasonably anticipates issuing the Shares will not cause a violation of federal securities laws or other applicable law.

Exhibit 10-1

(e)             Termination of Employment or Service. Except as expressly provided in this Section 2(e) or in Section 2(f), in the event of the termination of Grantee’s employment or service with the Company prior to the lapsing of the restrictions in accordance with Section 2(c) hereof with respect to any of the Restricted Stock Units granted hereunder: (i) if Grantee’s employment is terminated with Cause or if Grantee voluntarily terminates his service without Good Reason (each as defined in Grantee’s Employment Agreement dated June 8, 2018, and as amended from time to time), such portion of the Restricted Stock Units held by Grantee shall be automatically forfeited by the Grantee as of the date of termination, and neither the Grantee nor any of the Grantee’s successors, heirs, assigns or personal representatives shall have any rights or interests in any Restricted Stock Units that are so forfeited; and (ii) if Grantee’s employment is terminated without Cause or Grantee voluntarily terminates his employment with Good Reason, then such portion of the Restricted Stock Units held by Grantee shall become fully vested and non-forfeitable as of the date of such termination.

(f)              Change in Control. In the event of a Change in Control, all Restricted Stock Units subject to the Award, to the extent then outstanding and not vested, shall become fully vested and non-forfeitable as of immediately prior to the consummation of such Change in Control.

(g)             Income Taxes. All income and other taxes related to the Restricted Stock Units award and any Shares delivered in payment thereof are the sole responsibility of Grantee. Grantee has reviewed with his own tax advisors the applicable tax (U.S., foreign, state, and local) consequences of the transactions contemplated by this Agreement. Grantee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Grantee understands that he (and not the Company) shall be responsible for any tax liability that may arise as a result of the transactions contemplated by this Agreement.

(h)             Restrictions on Resale. Grantee understands that the Shares are “restricted securities” and are subject to resale restrictions under Applicable Law, including holding period and other requirements under Rule 144 of the Securities Act, and that Grantee may incur a tax liability as a result of receipt of Shares and be prohibited from selling all or a portion of such Shares notwithstanding such tax liability.

(i)              Release. The Grantee’s rights to receive any accelerated vesting of the Restricted Stock Units subject to the Award in connection with a termination of the Grantee’s employment or service pursuant to Section 2 shall require the Grantee to execute and deliver to the Company (with the period to revoke expiring without the Grantee’s revocation) within sixty (60) days of such termination (or, if earlier, the date the Company is required to make payment hereunder in connection with such termination) a release in a form acceptable to the Company.

3.               Definitions

“Affiliate” means, with respect to any individual or entity, any other individual or entity who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such individual or entity.

“Applicable Law” means the legal requirements relating to this Agreement and the Award granted hereunder with respect to applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

“Board” means the Board of Directors of the Company.

“Change in Control” means:

(A)           The direct or indirect sale or transfer, in a single transaction or a series of related transactions, by the stockholders of the Company of voting securities, in which the holders of the outstanding voting securities of the Company immediately prior to such transaction or series of transactions hold, as a result of holding Company securities prior to such transaction, in the aggregate, securities possessing less than twenty percent (20%) of the total combined voting power all outstanding voting securities of the Company or of the acquiring entity immediately after such transaction or series of related transactions;

(B)           A merger or consolidation in which the Company is not the surviving entity, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such merger or consolidation hold as a result of holding Company securities prior to such transaction, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the surviving entity (or the parent of the surviving entity) immediately after such merger or consolidation;

Exhibit 10-2

(C)           A reverse merger in which the Company is the surviving entity but in which the holders of the outstanding voting securities of the Company immediately prior to such merger hold as a result of holding Company securities prior to such transaction, in the aggregate, securities possessing less than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the Company or of the acquiring entity immediately after such merger;

(D)           The sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such transaction(s) receive as a distribution with respect to securities of the Company, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the acquiring entity immediately after such transaction(s); or

(E)            A Disposition Event, as defined under the Agreement and Plan of Reorganization dated December 30, 2015 by and among CannaVest Corp., CannaVest Merger Sub, Inc., CannaVest Acquisition LLC, CanX, Inc. and The Starwood Trust, the Restricted Stock Units shall immediately vest.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of the Company.

“Date of Grant” has the meaning given in the Preamble.

“Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(A)           If the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Board) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Board deems reliable;

(B)           If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Board deems reliable; or

(C)           In the absence of an established market for the Common Stock of the type described in (A) and (B), above, the Fair Market Value thereof shall be determined by the Board in good faith.

“Restricted Unit Period” means the period commencing on the Date of Grant and ending on the date the Restricted Stock Units vest.

4.               Miscellaneous

(a)             Notices. Any and all notices, designations, consents, offers, acceptances and any other communications provided for herein shall be given in writing and shall be delivered either personally or by registered or certified mail, postage prepaid, which shall be addressed, in the case of the Company to the Chief Financial Officer of the Company at the principal office of the Company and, in the case of the Grantee, to the Grantee’s address appearing on the books of the Company or to the Grantee’s residence or to such other address as may be designated in writing by the Grantee.

(b)             No Right to Continued Employment or Service. Nothing in the Plan or in this Agreement shall confer upon the Grantee any right to continue in the employ of the Company or shall interfere with or restrict in any way the right of the Company, which is hereby expressly reserved, to remove, terminate or discharge the Grantee at any time for any reason whatsoever, with or without cause and with or without advance notice.

Exhibit 10-3

(c)             No Rights as Stockholder. Neither the Grantee nor any person claiming under or through the Grantee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Grantee (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, the Grantee will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

(d)             No Obligation to Register Shares. The Company shall be under no obligation to register any shares as a result of the settlement of the Restricted Stock Units pursuant to the federal securities laws.

(e)             Code Section 409A. Notwithstanding anything in this Agreement to the contrary, the receipt of any benefits under this Agreement as a result of a termination of employment shall be subject to satisfaction of the condition precedent that the Participant undergo a “separation from service” within the meaning of Treas. Reg. § 1.409A-1(h) or any successor thereto. In addition, if a Participant is deemed to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provisions of any benefit that is required to be delayed pursuant to Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six (6) month period measured from the date of the Participant’s “separation from service” (as such term is defined in Treas. Reg. § 1.409A-1(h)), or (ii) the date of the Participant’s death (the “Delay Period”). Within ten (10) days following the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Participant in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(f)              Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of the Grantee and the beneficiaries, executors, administrators, heirs and successors of the Grantee.

(g)             Invalid Provision. The invalidity or unenforceability of any particular provision thereof shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

(h)             Modifications. No change, modification or waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties hereto.

(i)              Entire Agreement and Full Satisfaction. This Agreement, the Plan and the Employment Agreement contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior communications, representations and negotiations in respect thereto.

(j)              Governing Law. This Agreement and the rights of the Grantee hereunder shall be construed and determined in accordance with the laws of the State of Delaware.

(k)             Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(l)              Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

Exhibit 10-4

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the 8th day of June 2018.

CV SCIENCES, INC. /s/ Joseph Dowling By: Joseph Dowling Its: Chief Executive Officer
GRANTEE Signature: /s/ Michael Mona, Jr. Printed Name: Michael Mona, Jr.

Exhibit 10-5